Free Writing Prospectus dated November 3, 2022 (to Prospectus dated January 11, 2022, and Preliminary Prospectus Supplement dated November 3, 2022)	Filed pursuant to Rule 433 Registration Statement No. 333-261837

NatWest Group plc

TERMS AND CONDITIONS

$1,500,000,000 7.472% Senior Callable Fixed-to-Fixed Reset Rate Notes due 2026

Issuer	NatWest Group plc (“NWG”)
Securities	$1,500,000,000 7.472% Senior Callable Fixed-to-Fixed Reset Rate Notes due 2026 (the “Senior Notes”)
Ranking	The Senior Notes will constitute NWG’s direct, unconditional, unsecured and unsubordinated obligations ranking pari passu without any preference among themselves, and equally with all other outstanding unsecured and unsubordinated obligations of NWG, present and future, except such obligations as are preferred by operation of law.
Format	SEC-registered
Specified Currency	USD
Issue Size	$1,500,000,000
Trade Date	November 3, 2022
Settlement Date	November 10, 2022 (T+5)
Maturity	November 10, 2026
Coupon

From (and including) the Issue Date to (but excluding) November 10, 2025 (the “Reset Date”), interest on the Senior Notes will be payable at a rate of 7.472% per annum.

From (and including) the Reset Date to (but excluding) maturity (the “Reset Period”), interest on the Senior Notes will be payable at a rate per annum equal to the applicable U.S. Treasury Rate as determined by the Calculation Agent (both terms as defined in the prospectus supplement) on the Reset Determination Date, plus 2.850%.

The determination of the applicable U.S. Treasury Rate is subject to the provisions set forth under “Description of the Senior Notes—Interest—Determination of the U.S. Treasury Rate” in the prospectus supplement.
Interest Payment Dates	Interest on the Senior Notes will be payable semi-annually in arrear on May 10 and November 10 of each year, beginning on May 10, 2023
Reset Date	November 10, 2025
Reset Determination Date	The second business day immediately preceding the Reset Date
Day Count Convention	30/360 (Following, unadjusted)
Business Days	New York and London
US Treasury Benchmark	4.250% due October 15, 2025
US Treasury Benchmark Yield	4.622%
Fixed Rate Spread to Benchmark Treasury	T+ 285bps
Re-offer Yield	7.472%
Issue Price	100.000%
Gross Proceeds	$1,500,000,000
All-in Price	99.800%
Fees	0.200%
Net Proceeds (before expenses)	$1,497,000,000
Redemption Price	100.000% of the principal amount of the Senior Notes
Optional Redemption Date	November 10, 2025
Redemption

NWG may redeem the Senior Notes at its sole discretion, in whole but not in part, on November 10, 2025 (the “Optional Redemption Date”) at 100% of their principal amount together with any accrued but unpaid interest to, but excluding, the date of redemption.

In addition, NWG may redeem the Senior Notes, in whole but not in part, at 100% of their principal amount together with any accrued but unpaid interest to, but excluding, the date of redemption, upon the occurrence of certain tax or regulatory events as described in this prospectus supplement and the accompanying prospectus.

Any redemption or repurchase of the Senior Notes is subject to the provisions described under “Description of the Senior Notes—Tax

Redemption”, “Description of the Senior Notes—Loss Absorption Disqualification Event Redemption” and “Description of the Senior Notes—Conditions to Redemption and Repurchase”.

The Senior Notes will not be redeemable at the option of the holders at any time.

Redemption and Repurchase Conditions	Notwithstanding any other provision, NWG may only redeem the Senior Notes prior to the maturity date or repurchase the Senior Notes (and give notice thereof to the holders of Senior Notes in the case of redemption) if we have obtained the prior consent of the PRA (as defined in the prospectus supplement), to the extent such consent is at the relevant time and in the relevant circumstances required (if at all) by the Loss Absorption Regulations (as defined in the prospectus supplement) or applicable laws or regulations in effect in the United Kingdom, if at all, as described in the prospectus supplement under “Description of the Senior Notes”.
Events of Default	The Senior Notes contain very limited events of default provisions and the remedies available thereunder are limited, as described in the prospectus supplement under “Description of the Senior Notes—Events of Default and Defaults; Limitation of Remedies.”
Agreement with Respect to the Exercise of U.K. Bail-in Power

Notwithstanding any other agreements, arrangements, or understandings between us and any holder or beneficial owner of the Senior Notes, by its acquisition of Senior Notes, each holder and beneficial owner of the Senior Notes acknowledges, accepts, agrees to be bound by and consents to the exercise of any UK bail-in power by the relevant UK authority which may result in (i) the reduction or cancellation of all, or a portion, of the principal amount of, or interest on, the Senior Notes; (ii) the conversion of all, or a portion, of the principal amount of, or interest on, the Senior Notes into ordinary shares or other securities or other obligations of NWG or another person; and/or (iii) the amendment or alteration of the maturity of the Senior Notes, or amendment of the amount of interest due on the Senior Notes, or the dates on which interest becomes payable, including by suspending payment for a temporary period; which UK bail-in power may be exercised by means of variation of the terms of the Senior Notes solely to give effect to the exercise by the relevant UK authority of such UK bail-in power. Each holder and beneficial owner of the Senior Notes further acknowledges and agrees that the rights of the holders and/or beneficial owners under the Senior Notes are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any UK bail-in power by the relevant UK authority.

For these purposes, a “UK bail-in power” is any write-down, conversion, transfer, modification or suspension power existing from time to time under any laws, regulations, rules or requirements relating to the resolution of banks, banking group companies, credit institutions and/or investment firms incorporated in the United Kingdom in effect and applicable in the United Kingdom to NWG or other members of the Group, including but not limited to any such laws, regulations, rules or requirements which are implemented, adopted or enacted within the context of a UK resolution regime under the Banking Act, pursuant to which any obligations of a bank, banking group company, credit institution or investment firm or any of its affiliates can be reduced, cancelled, modified, transferred and/or converted into shares or other securities or obligations of the obligor or any other person (or suspended for a temporary period) or pursuant to which any right in a contract governing such obligations may be deemed to have been exercised. A reference to the “relevant UK authority” is to any authority with the ability to exercise a UK bail-in power.
Repayment of Principal and Payment of Interest After Exercise of U.K. Bail-in Power	No repayment of the principal amount of the Senior Notes or payment of interest on the Senior Notes shall become due and payable after the exercise of any UK bail-in power by the relevant UK authority unless, at the time that such repayment or payment, respectively, is scheduled to become due, such repayment or payment would be permitted to be made by us under the laws and regulations of the United Kingdom applicable to us and the Group.
Joint Bookrunners and Joint Lead Managers	Citigroup Global Markets Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Morgan Stanley & Co. LLC NatWest Markets Securities Inc.
Denominations	$200,000 and integral multiples of $1,000 in excess thereof
Listing	NWG intends to apply to list the Senior Notes on the New York Stock Exchange in accordance with its rules.
Target Market

Manufacturer target market (UK MiFIR) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID)/ UK PRIIPs KID has been prepared as not available to retail in EEA or UK.

This document is being distributed to, and is directed only at, persons in the United Kingdom in circumstances where section 21(1) of the Financial Services and Markets Act 2000 does not apply.

Expected Security Ratings*	A3 / BBB / A (Moody’s / S&P / Fitch)
Clearing and Settlement	DTC
CUSIP	639057AG3
ISIN	US639057AG33
Governing Law	The Indenture and the Senior Notes are governed by, and construed in accordance with, the laws of the State of New York.

*	The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to revision or withdrawal at any time by Moody’s, S&P or Fitch.

Manufacturer target market (UK MiFIR/MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail in EEA or in the United Kingdom. No sales to retail clients in the EEA or the United Kingdom, as defined under MiFID II or, in the United Kingdom, as defined in in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of the domestic law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018.

The Issuer has filed a registration statement (including a base prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest in this offering, you should read the base prospectus in that registration statement and the prospectus supplement in respect of this offering and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Joint Bookrunners and Joint Lead Managers will arrange to send you the base prospectus and prospectus supplement at no charge if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, calling Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, calling J.P. Morgan Securities LLC at 1-212-834-4533, calling Morgan Stanley & Co. LLC toll-free at 1-800-622-2393 or calling NatWest Markets Securities Inc. toll-free at 1-800-231-5380.

The Issuer currently expects delivery of the Senior Notes to occur on November 10, 2022, which will be the fifth business day following the date of pricing of the Senior Notes (such settlement cycle being referred to as “T+5”). Under Rule 15(c)6-1 of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), trades in the secondary market generally are required to settle in two business days (as such term is used for purposes of Rule 15(c) 6-1 of the U.S. Exchange Act) unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Senior Notes on the date of pricing or the next two succeeding business days will be required, by virtue of the fact that the Senior Notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Senior Notes who wish to make such trades should consult their own advisors.